UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 460th BOARD OF DIRECTORS’ MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 7th, 2024

1.   DATE, TIME, AND VENUE: On February 7th, 2024, at 09:00 a.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, sala Viva Tudo, Bairro Cidade Monções, city of São Paulo, state of São Paulo.

2.   CALL NOTICE AND ATTENDANCE: The call was held pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws for instating the meeting. Also, present were the CFO and Investor Relations’ Officer, Mr. David Melcon Sanchez-Friera; The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as the meeting secretary; and the individuals appointed for the matters below, whose participation was restricted to the time of the respective subject appreciation.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTIONS: After examining and discussing the matters on the Agenda, the present members of the Board of Directors unanimously decided as follows:

4.1.        To deliberate on the Financial Statements, accompanied by the Independent Auditors’ Report, the Annual Management Report related to the fiscal year ended on December 31st, 2023, and the Results Allocation Proposal related to the fiscal year ended on December 31st, 2023: Mr. David Melcon Sanchez-Friera, CFO and Investor Relations Officer, presented: (i) the Financial Statements; (ii) the Annual Management Report; and (iii) the Results Allocation Proposal of the fiscal year ended on December 31st, 2023 (“Financial Statements”, “Annual Management Report” and “Results Allocation Proposal”, respectively). The members of the Fiscal Council – Mr./Mrs. Stael Prata Silva Filho, Gabriela Soares Pedercini and Luciana Doria Wilson - were also present, and, having previously analyzed the documents, within the scope of the Fiscal Council Meeting, unanimously expressed a favorable opinion regarding the Financial Statements, the Annual Management Report, and the Results Allocation Proposal, and the submission of these documents to the Ordinary Shareholders’ Meeting. The representative of Baker Tilly 4Partners Auditores Independentes Ltda. (“Independent Auditors”), who also attended the meeting, Mr. Nelson Varandas dos Santos, presented the final Independent Auditor’s opinion, and reinforced that there was no inconsistency in relation to the Financial Statements, Annual Management Report and Results Allocation Proposal. Mr. Nelson Varandas dos Santos also declared the independence of the Independent Auditors from the Company, and at such time, the present members of the Board of Directors took a formal stance in relation to the declaration of independence submitted by the independent auditors, informing that they are not aware of any fact that could affect said declaration of independence. The Board of Directors were also informed that the documents had been analyzed beforehand and approved by the Company’s Audit and Control Committee. After the matter appraisal and discussion among those present, the Board of Directors, considering the favorable opinions from the Fiscal Council and from the Audit and Control Committee, unanimously approved the Financial Statements, the Annual Management Report and the Results Allocation Proposal, issuing its favorable opinion with no provisos, to submit the said documents to approval by the Ordinary Shareholders’ Meeting.

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 460th BOARD OF DIRECTORS’ MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 7th, 2024

4.2.        Deliberate on the proposal to amend the Company’s Bylaws: Mr. David Melcon Sanchez-Friera, CFO and Investor Relations Officer, presented the proposal to amend the Company's Bylaws, according to the material presented, and the members of the Board of Directors were informed that said proposal was previously analyzed and approved by the Company's Nominations, Compensation and Corporate Governance Committee. After the appraisal and discussion of the matter, the Board of Directors unanimously approved the proposal to amend the Company's Bylaws.

4.3.        Deliberate on the Call Notice to the Company’s Ordinary and Extraordinary Shareholders’ Meeting: The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, presented a proposal for a Call Notice for the Company's Ordinary and Extraordinary Shareholders’ Meeting, to be held on April 11th, 2024, and the Board unanimously approved said call, the Chairman of the Board being authorized to adopt the necessary measures to do so, subject to the applicable legal and statutory provisions.

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 460th BOARD OF DIRECTORS’ MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 7th, 2024

5.       CLOSING: there being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, February 7th, 2024. (aa) Board of Directors members: Eduardo Navarro de Carvalho - Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Fiscal Council: Stael Prata Silva Filho; Gabriela Soares Pedercini; and Luciana Doria Wilson. Independent Auditor: Nelson Varandas dos Santos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 460th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 7th, 2024, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 460th BOARD OF DIRECTORS’ MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 7th, 2024

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities, as provided for in Law No. 6,404, of December 15th, 1976 (“Corporations Law”), and in its Bylaws, examined and analyzed the Company's Financial Statements, accompanied by the Independent Auditors' Report and the Annual Management Report, for the fiscal year ended on December 31st, 2023 ("2023 Financial Statements”), as well as the Management Proposal for Allocation of the Net Profits for the fiscal year 2023 (“Results Allocation Proposal ") and, considering the information provided by the Management of Telefônica Brasil, by Baker Tilly 4Partners Auditores Independentes Ltda., the Company’s independent auditors, and the favorable opinion of the Fiscal Council members and Audit and Control Committee members, unanimously express a favorable opinion regarding the 2023 Financial Statements and the Results Allocation Proposal, and determine their submission to the Ordinary Shareholders’ Meeting of Telefônica Brasil for appraisal, pursuant to the Corporations Law.

São Paulo, February 7th, 2024.

Eduardo Navarro de Carvalho Chairman of the Board of Directors Ana Theresa Masetti Borsari Member Christian Mauad Gebara Member	Ignácio Moreno Martínez Member José María Del Rey Osorio Member Denise Soares dos Santos Member

Solange Sobral Targa Member Alfredo Arahuetes García Member Andrea Capelo Pinheiro Member	Francisco Javier de Paz Mancho Member Jordi Gual Solé Member Juan Carlos Ros Brugueras Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director